As filed with the Securities and Exchange Commission on November 21, 2019

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUTTER ROCK CAPITAL CORP.

(Name of Subject Company (Issuer))

SUTTER ROCK CAPITAL CORP.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

86944Q100

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Mark D. Klein

Chief Executive Officer and President

Sutter Rock Capital Corp.

One Sansome Street

Suite 730

San Francisco, CA 94104

(650) 235-4769

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

202-383-0100

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$10,000,000*	$1,298**

* Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $10,000,000 in aggregate shares of common stock, par value $0.01 per share, at the minimum tender offer price of $6.00 per share.

** The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,298.00	Filing Party:	Sutter Rock Capital Corp.
Form or Registration No.:	Schedule TO-I	Date Filed:	October 21, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on October 21, 2019 (the “Schedule TO”), which relates to the tender offer by Sutter Rock Capital Corp., a Maryland corporation (the “Company”), to purchase for cash up to $10.0 million of its common stock, $0.01 par value per share, at a price per share of not less than $6.00 and not more than $8.00 in cash, less any applicable withholding taxes and without interest. The Company’s offer was made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2019 (the “Offer to Purchase”), in the Letter of Transmittal (the “Letter of Transmittal”), which together constitute the “Tender Offer”.

All information in the Tender Offer, including all schedules and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Item 11.   Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On November 21, 2019, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 P.M., Eastern Time, on November 20, 2019. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.”

Item 12.   Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(ii)	Press release announcing preliminary results of the Tender Offer, dated November 21, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2019

SUTTER ROCK CAPITAL CORP.

/s/ Mark D. Klein
Name: Mark D. Klein
Title: Chief Executive Officer and President

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase, October 21, 2019.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated October 21, 2019.*
(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated October 21, 2019.*
(a)(5)	Press release announcing the Tender Offer, dated October 21, 2019.*
(a)(5)(ii)	Press release announcing preliminary results of the Tender Offer, dated November 21, 2019**
(d)(1)	Dividend Reinvestment Program (Previously filed in connection with the Registrant’s Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-171578) filed on March 30, 2011, and incorporated by reference herein.)
(d)(2)	Equity Incentive Plan (Previously filed in connection with the Registrant’s Registration Statement on Form S-8 (File No. 333-233755) filed on September 13, 2019, and incorporated by reference herein.)

* Previously filed with the Schedule TO on October 21, 2019.

** Filed herewith.